UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Papa Murphy’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

698814100

(CUSIP Number)

Misada Capital Flagship Fund LP

200 S. Dwight Place

Englewood, NJ 07631

(201) 564-1187

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698814100

1	NAME OF REPORTING PERSON

Misada Capital Flagship Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,559,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 698814100

1	NAME OF REPORTING PERSON

Misada Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,559,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 698814100

1	NAME OF REPORTING PERSON

Noah A. Elbogen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,175
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,175
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,566,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 698814100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 21, 2017, Misada entered into a Cooperation Agreement (the “Agreement”) with the Issuer regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Terms that are not otherwise defined herein have the meanings ascribed to them in the Agreement. Other parties to the Agreement include MFP Partners, L.P. (“MFP”), Alexander C. Matina and Noah E. Elbogen.

Under the terms of the Agreement, the Issuer agreed to appoint Misada designee Noah A. Elbogen and MFP designee Alexander C. Matina (each a “New Director” and, collectively, the “New Directors”) to the Board as independent Class I directors. In addition, the Issuer increased the size of the Board from nine members to ten members to accommodate this change and agreed not to further increase the Board size without the consent of the New Directors until the Termination Date. The Board also accepted the resignation of Mr. Jeffrey Welch, a Class I director.

Pursuant to the Agreement, Mr. Elbogen has been appointed to the Audit Committee and Mr. Matina has been appointed to the Compensation Committee. The Issuer also agreed to appoint at least one of the New Directors to any and all new committees of the Board formed during the term of the Agreement, subject to the determination of the Board, in good faith and consistent with its fiduciary duties, that the New Director is qualified to serve on such committee. Misada and MFP will each have the right to designate replacement candidates in the event that the Mr. Elbogen or Mr. Matina, as applicable, ceases to be a director during the term of the Agreement, subject to certain terms and conditions.

In addition, Misada and MFP have agreed to certain customary standstill and other provisions until the Termination Date. The Agreement may be terminated by any party from lasting at least until the day after the Issuer’s 2019 Annual Meeting of Shareholders, subject to an earlier termination right of Misada or MFP after one year from the effective date of the Agreement in the event that a majority of the Board approves or has approved any Extraordinary Transaction (provided that neither MFP, Misada nor any of their respective Affiliates or Associates are a party to such Extraordinary Transaction), and Lee Equity fails or has failed to consent to such Extraordinary Transaction pursuant to the terms of the Lee Equity Stockholder’s Agreement within ten Business Days after the date the Board approves such Extraordinary Transaction.

The Agreement further provides that, for a period of two years from the effective date of the Cooperation Agreement (the “Initial Voting Commitment Period”), each of Misada and MFP will vote all of its shares of the Issuer’s common stock at any and all annual or special meetings in accordance with the Board’s recommendations, subject to certain exceptions relating to Extraordinary Transactions and recommendations of Institutional Shareholder Services, Inc. and Glass Lewis & Co., LLC. Upon the expiration of the Initial Voting Commitment Period and until the Termination Date, each of Misada and MFP agree to appear in person or by proxy at each stockholder meeting where the election, removal and/or replacement of directors is to be voted on and to vote all its shares in accordance with the Board’s recommendations, as such recommendation is set forth in the applicable definitive proxy statement filed in respect thereof.

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CUSIP NO. 698814100

The Issuer, Misada and MFP also entered in to a letter agreement with LEP Papa Murphy’s Holdings, LLC (“Lee Equity”) (the “Letter Agreement”), which is attached as Exhibit 99.2 hereto and is incorporated herein by reference. Under the terms of the Letter Agreement, Lee Equity agreed to appear in person or by proxy at each of Issuer’s stockholder meetings where the election, removal and/or replacement of directors is to be voted on by stockholders, and to vote all shares of Common Stock beneficially owned by it and over which it has voting power in accordance with the recommendation of the Nominating and Corporate Governance Committee of the Board.

The Agreement, the Letter Agreement and other definitive documentation are included as exhibits to a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 21, 2017.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated December 21, 2017, incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 21, 2017.

99.2	Letter Agreement, dated December 21, 2017, incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 21, 2017.

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CUSIP NO. 698814100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2017

Misada Capital Flagship Fund LP

By:	Misada Capital Holdings LLC

By:	/s/ Noah A. Elbogen
	Name:	Noah A. Elbogen
	Title:	Managing Partner

Misada Capital Holdings LLC

By:	Noah A. Elbogen

By:	/s/ Noah A. Elbogen
	Name:	Noah A. Elbogen
	Title:	Managing Member

/s/ Noah A. Elbogen
NOAH A. ELBOGEN

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